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January 29, 2013

BY EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Peggy Kim

Re:	CSP Inc. (“CSP”)
Soliciting Materials filed under Rule 14a-12 by North & Webster, LLC et al. (“North & Webster”)
Filed January 9, 2013
File No. 000-10843

Dear Ms. Kim:

We acknowledge receipt of the letter of comment dated January 11, 2013 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with North & Webster and provide the following response on its behalf.  To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italic below, and our responses appear immediately below each comment.

General

1.
Please avoid issuing statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct of the company’s management without factual foundation. Disclose the factual foundation for any such assertions, if available, or delete the statements as they often imply that the board breached its fiduciary duties. We note in particular the following statements:

•	“…that Board has Deliberately ‘Jammed’ the 2013 Annual Meeting to Disenfranchise Shareholders and is Misleading Shareholders as to North & Webster’s Intentions;”

•	“We also have serious concerns regarding the Board’s misleading and selective disclosure of information in its preliminary proxy statement regarding us and our intentions with respect to the Company;”

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

January 29, 2013

•
“North & Webster believes that the CSP board… has manipulated the corporate machinery in an apparent effort to entrench the Board and management by filing its preliminary proxy materials…just 40 days ahead of the February 5, 2013 date set for the 2013 Annual Meeting;”

•	“…seriously question whether the Board will ever take its fiduciary duties seriously;” and

•	“…the Board has shown a complete disregard for the best interests of all shareholders and has failed to fully and faithfully represent shareholder interests and discharge their duties.”

We acknowledge the Staff’s comment. On a supplemental basis we note that North & Webster’s thorough and careful consideration of the facts has led it to conclude that CSP’s Board has taken steps in an attempt to limit the ability of North & Webster to conduct a proxy solicitation in connection with the election of its director nominees at the 2013 Annual Meeting.  We note that the Company filed its preliminary proxy materials on December 27, 2012 during the week between Christmas and New Year’s holidays, and made such filing with the SEC using an uncontested form type.  We further note that the preliminary filing announced an annual meeting date of February 5, 2013, which is forty (40) days from the date of such filing.  In our experience, this timeframe would not realistically enable North & Webster to file and clear its proxy materials with the SEC in time to conduct additional solicitation activities in connection with seeking the election of its director nominees. The timing around which CSP announced its annual meeting, coupled with the fact that the Company appears to have retroactively set a record date of December 14, 2012, we believe is indicative of a Board seeking to set critical dates in order to put North & Webster at a great disadvantage in terms of conducting its proxy solicitation.

North & Webster believes that it was misleading for the Board to have not disclosed in its preliminary proxy materials filed on December 27, 2012 that North & Webster had previously made an offer to acquire the Company.  Without proper context, the Company’s proxy materials would seem to paint a picture of North & Webster as a shareholder looking to take control of the Board rather than a third party who had made an offer to acquire the Company and only nominated a slate of directors in order to preserve its rights to seek to elect an alternate slate of directors should the Company continue to ignore North & Webster’s overtures.  We believe this view of North & Webster is further validated since the Company included additional background and context in its January 15, 2013 revised preliminary proxy filing—only after North & Webster filed its solicitation materials in which it publicized its communications with CSP’s Board, including its offer to acquire the Company.

We believe (i) the Board’s selective disclosure about the intentions of North & Webster’s nominations, (ii) North & Webster’s belief that many of the Company’s significant shareholders have expressed to the Company that they would like the Company to conduct a sale process, and (iii) that the Company set its annual meeting and record dates on relatively short notice and during the height of the Winter Holidays when many people are distracted, provide a reasonable basis for North & Webster to make the statements referenced above in both its press release to shareholders and letter to the Board.

January 29, 2013

2.	We note the following statements about the company’s financial or operating performance:

•	“the Company has stated it expects to lose money in Fiscal 2013;”

•	“the Company operates two disparate business segments with no apparent synergies;”

•	“the Company’s new CEO has little to no experience running a public company nor has any experience in one of the Company’s two primary business segments;”

•
“Any delay in exploring options for achieving a value-maximizing transaction will only result in shareholder value being destroyed through further operating losses, especially when taking into account: (i) the considerable risks to the Company as a stand-along business, (ii) the illiquidity in the stock, and (iii) the Company’s historical underperformance;”

•
“We believe this destruction of shareholder value is a direct result of ill-conceived acquisitions and other internal investments proposed and executed by management and supported by the current Board;” and

•	“There is no reason to believe that current management will be able to reverse the trend, given its past poor performance and inability to accurately forecast the Company’s business.”

Please further describe your view of the issuer’s financial and operating performance.
Please provide supplementally to us, and revise future filings to disclose, your support for any statements relating to the company’s financial and market performance. In addition, to facilitate our review, where the bases are other documents, such as prior proxy statements, Forms 10-K and 10-Q, annual reports, analysts’ reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark the supporting documents provided to identify the specific information relied upon.

We acknowledge the Staff’s comment. We will ensure that future filings provide a sufficient level of disclosure in support of statements relating to CSP’s financial and market performance. On a supplemental basis, you may find support for the quoted statements below.

•	“the Company has stated it expects to lose money in Fiscal 2013”

January 29, 2013

In a Press Release published on December 13, 2012, the Company disclosed that  "While we anticipate continued growth from our Service and Systems Integration segment, the timing of programs will most likely result in a loss at our Systems segment.” Additionally, in a CSP conference call to discuss 4th quarter fiscal 2012 earnings, Gary Levine, CFO of CSP, stated the following: “Looking to 2013, we expect that the recording of royalties of nine E2-D planes in 2012, versus the five that we had expected for the year will create a difficult year over year comparison. While we anticipate growth from our services and systems integration segment the timing of programs will most likely result in a loss from our systems segment.” As North & Webster has observed, a loss in the Systems segment leads to a loss for CSP, Inc. as a whole.

•	“the Company operates two disparate business segments with no apparent synergies”

On October 29, 2012, in a conference call between representatives of North & Webster and representatives of CSP, a CSP representative stated, “One of the problems we have - these two businesses have different profiles and don’t make sense together.”

•	“the Company’s new CEO has little to no experience running a public company nor has any experience in one of the Company’s two primary business segments”

Victor Dellovo was appointed as interim President and CEO of CSP on August 20, 2012. His position as President and CEO of CSP was made permanent on September 4, 2012. Mr. Dellovo’s biography, as provided in CSP’s Proxy Solicitation materials filed on December 26, 2012, demonstrates that the vast majority of experience lies in having run a subsidiary of the Company and a private company acquired by CSP.  Nevertheless, North & Webster will refrain from making any such statements about Mr. Dellovo in the future.

•
“Any delay in exploring options for achieving a value-maximizing transaction will only result in shareholder value being destroyed through further operating losses, especially when taking into account: (i) the considerable risks to the Company as a stand-along business, (ii) the illiquidity in the stock, and (iii) the Company’s historical underperformance”

CSP stated in a December 13, 2012 conference call that 2013 will be a difficult year for the Company’s Systems segment.  As previously stated, a loss for the Systems segment typically leads to a loss for CSP, as a whole. On October 29, 2012, in a conference call between representatives of North & Webster and representatives of CSP, the CSP representatives stated that the VAR business will need to grow at least 100% in order to support the costs of maintaining a public company. CSP also stated in the Q&A portion of the call that as a result of conversations with Lockheed Martin, CSP does not believe that the company will benefit from additional plane orders. North & Webster believes that these facts are sufficient to demonstrate a considerable risk to the company as a stand-alone business.

The average trading volume of CSP Common Stock over the previous three months is approximately 21,000 shares traded per day. With approximately 3.4 million shares of Common Stock outstanding, one would require 161 business days to trade CSP’s full equity market capital. In contrast, Apple Inc. trades its full equity market capital once every 44 business days. North & Webster believes that this fact is sufficient to demonstrate CSP’s relative market illiquidity.

January 29, 2013

As a chart on Page 4 of North & Webster’s Solicitation Material filed January 9, 2013 reveals, CSP has long underperformed the NASDAQ Composite Index.

•
“We believe this destruction of shareholder value is a direct result of ill-conceived acquisitions and other internal investments proposed and executed by management and supported by the current Board”

•	“There is no reason to believe that current management will be able to reverse the trend, given its past poor performance and inability to accurately forecast the Company’s business.”

CSP has made six acquisitions and investments since 1997, including:

-
As reported in CSP’s Form 10-Q filed on April 13, 2000, in March, 2000, CSP invested $2 million in Vertical Buyer, Inc. As reported in CSP’s Form 10-Q filed on July 12, 2001, CSP, fifteen months following this investment, CSP recorded an impairment charge related to this investment of $1.2 million. This amounts to 60% of the entire investment in Vertical Buyer, Inc.

-
As reported in CSP’s Form 8-K filed on June 16, 2003, in May, 2003, CSP acquired Technisource Hardware, Inc. (“Technisource”), a company co-founded by CSP’s current CEO, for $2.68 million. CSP recorded $2.65 million in Goodwill related to this transaction- implying that Technisource’s tangible asset value amounted to only $30,000.

-
As reported in CSP’s Form 10-K filed on December 29, 2008, in September, 2008, CSP acquired R2 Technology Services, Inc. (“R2”) for $2.4 million and recorded $1.1 million in Goodwill for this transaction. This implies that R2’s tangible asset value amounted to a little over 50% of the acquisition cost.

As reported in CSP’s Form 10-K filed on December 29, 2008, the Company noted Goodwill of  “… approximately $2.8 million in connection with the acquisition of certain assets of Technisource Hardware, Inc. (“Technisource”) on May 30, 2003 and approximately $1.1 million in connection with the acquisition of substantially all the assets of R2, for total Goodwill of approximately $3.9 million.” This amounts to $3.9 million of Goodwill relating to $5.1 million in acquisitions. Goodwill represents over 70% of the value of these acquisitions and implies that tangible assets relating to these acquisitions amounted to only 30% of the acquisition costs. In CSP’s Form 10-K filed on December 22, 2009, CSP recorded an impairment charge of all of the Goodwill associated with the Technisource and R2 acquisitions. By doing so, CSP recognized that there was, in substance, no value to the Technisource acquisition and a loss of approximately 50% in its acquisition of R2.

January 29, 2013

C. Shelton James, current Director and Chairman of the Board at CSP, was previously CEO of Technisource, which turned out to be a failed acquisition for CSP. Shelton James has served on CSP’s Board since 1994.Victor Dellovo, current President and CEO of CSP, co-founded Technisource, a failed acquisition. Gary Levine, current CFO of CSP, has been with the Company since 1983. J. David Lyons, a current Director, has been a Director of CSP since March 1997. Since June of 1997, while a substantial portion of CSP’s current management has been associated with the company, approximately $16 million in shareholder funds have been spent on investments and acquisitions. The Company has taken approximately $5.6 million in write downs or impairments relating to these transactions. North & Webster believes that management’s poor track record is sufficient evidence to conclude that those in charge of CSP will be unable to deliver the results that will enhance shareholder value.

*            *     *     *     *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgements requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ Andrew M. Freedman

Andrew M. Freedman

Enclosure

cc:           Samuel A. Kidston

January 29, 2013

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the Soliciting Materials filed under Rule 14a-12 (the “Soliciting Materials”) by the undersigned on January 9, 2013, each of the undersigned acknowledges the following:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the Soliciting Materials.

•	The Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Soliciting Materials.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Dated: January 29, 2013	NORTH & WEBSTER, LLC

	By:	/s/ Samuel A. Kidston
Samuel A. Kidston Managing Member

NORTH & WEBSTER VALUE OPPORTUNITIES FUND, LP

By:	North & Webster, LLC, its General Partner

By:	/s/ Samuel A. Kidston
Samuel A. Kidston Managing Member

/s/ Samuel A. Kidston
SAMUEL A. KIDSTON